Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Corporation

Subject Company: Panasonic Electric Works, Co., Ltd. (SEC File No. 132-02715)

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-02716)

December 21, 2010

FOR IMMEDIATE RELEASE

Contacts:

Panasonic Corporation	Panasonic Electric Works Co., Ltd.
Akira Kadota	Tetsuji Miyanoo
International PR	Public Relations Dept.
(Tel: +81-3-6403-3040)	(Tel: +81-6-6909-7187) (Tel: +81-3-6218-1166)
Panasonic News Bureau
(Tel: +81-3-3542-6205) Makoto Mihara Investor Relations (Tel: +81-6-6908-1121)	Kazuaki Hashimoto Investor Relations (Tel: +81-6-6906-0706)

Panasonic Announces that it Makes Panasonic Electric Works its Wholly-owned Subsidiary through Share Exchange

Osaka, December 21, 2010 — Panasonic Corporation (NYSE: PC/TSE: 6752, “Panasonic”) and Panasonic Electric Works Co., Ltd. (TSE: 6991, “Panasonic Electric Works”) resolved to conduct a share exchange (the “Share Exchange”) in order to make Panasonic a wholly-owing parent company and Panasonic Electric Works a wholly-owned subsidiary at a meeting of each respective company’s Board of Directors held today, and a share exchange agreement (the “Share Exchange Agreement”) has been executed between Panasonic and Panasonic Electric Works.

The Share Exchange is scheduled to be implemented after the Share Exchange Agreement is approved by resolution of an extraordinary general meeting of shareholders of Panasonic Electric Works that is scheduled to be held on March 2, 2011. Also, Panasonic plans to implement the Share Exchange in the form of a summary share exchange (kani kabushiki kokan) pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of its own shareholders.

Also, shares of Panasonic Electric Works are scheduled to be delisted as of March 29, 2011 (the last trading date of the shares is scheduled to be March 28, 2011) which is prior to the scheduled effective date (April 1, 2011) of the Share Exchange.

1.	Purpose of Making Panasonic Electric Works a Wholly-owned Subsidiary of Panasonic through the Share Exchange

As described in the press release, “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of Panasonic Electric Works” dated July 29, 2010, and the press release regarding the amendment to the prior press release, ‘Panasonic Announces Additional Information regarding “Commencement of Tender Offer for Shares of Common Stock of Panasonic Electric Works”’ dated August 20, 2010, (collectively the “Press Releases of the Tender Offer”), Panasonic conducted a tender offer (the “Tender Offer”) targeting all shares of Panasonic Electric Works from August 23, 2010, to October 6, 2010, in order to make Panasonic Electric Works its wholly-owned subsidiary. As a result, as of today, Panasonic holds 621,037,219 shares of Panasonic Electric Works, which equates to 82.69% of the shareholding percentage of issued shares of Panasonic Electric Works (751,074,788 shares as of September 30, 2010).

As described in the Press Releases of the Tender Offer, Panasonic planned to make Panasonic Electric Works its wholly-owned subsidiary. Since Panasonic failed to acquire all shares of Panasonic Electric Works (excluding treasury shares held by Panasonic Electric Works) through the Tender Offer, Panasonic and Panasonic Electric Works have decided to make Panasonic Electric Works a wholly-owned subsidiary of Panasonic through the Share Exchange. The purposes of making Panasonic Electric Works a wholly-owned subsidiary of Panasonic have already been explained in the Press Releases of the Tender Offer and the press release released by Panasonic Electric Works titled “Announcement Concerning Expression of Opinion in Favor of Tender Offer by Panasonic Corporation, the Controlling Shareholder of the Company, for the Common Stock of the Company and Recommendation to Tender Shares” dated July 29, 2010, etc., and the details thereof are as described below.

Since its establishment in 1918, Panasonic has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” On the other hand, Panasonic Electric Works spun off into a separate company from Panasonic in 1935. Under the basic philosophy shared with Panasonic, Panasonic Electric Works has been developing its activities, such as manufacturing, sales, maintenance and services, in the Electrical Construction Materials Business Unit (lighting products and information equipment and wiring products), the Home Appliances Business Unit (personal-care products, health products and comfortable-life products), the Building Products Business Unit (water-related equipment, modular kitchen systems, interior furnishing materials and exterior furnishing materials), the Electronic Materials Business Unit (circuit board materials, semiconductor encapsulation materials and plastic molding compounds), the Automation Controls Business Unit (automation control components and automation control system devices) and the Other Business Units.

Under these circumstances, Panasonic made Panasonic Electric Works its consolidated subsidiary through the tender offer of shares of Panasonic Electric Works that was conducted in 2004. Thereafter, Panasonic has proceeded with construction of the optimum structure from the customers’ point of view, and has also been involved in co-development of products from the planning stage.

Furthermore, Panasonic made SANYO Electric Co., Ltd. (“SANYO”) its consolidated subsidiary in December 2009, and, as a result, the Panasonic Group has become a company group with further reach and expertise in the electronics industry with 6 segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, as well as SANYO.

On January 8, 2010, Panasonic announced the Annual Management Policy Fiscal 2011 for the new Panasonic Group, and set out the vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” towards 2018, the 100th anniversary of its foundation. Furthermore, on May 7, 2010, Panasonic announced its three-year midterm management plan called “Green Transformation 2012” (“GT12”), which is the first step toward realizing the above vision.

Under GT12, the entire Panasonic Group will make group-wide efforts to shift its paradigm for growth and to lay a foundation to become a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is completed, the Panasonic Group should be a company filled with significant growth potential. In particular, Panasonic will drastically shift its management resources to energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security, and LED, as the group’s 6 key business areas. With regard to these business areas, Panasonic expects energy systems, heating/refrigeration/air conditioning, and network AV to be the core businesses of the group and to drive sales and revenues of all group companies, and Panasonic intends to significantly develop the 3 business areas of healthcare, security, and LED as the next-generation key businesses. Furthermore, with those businesses as the core of Panasonic’s businesses, the Panasonic Group will pursue a form of growth unique to it, through the provision of “comprehensive solutions for the entire home, the entire building, and the entire town.”

Also, Panasonic Electric Works, sharing the vision as the Panasonic Group and the concept of GT12, formulated its midterm management plan from fiscal 2011. In that plan, Panasonic Electric Works set as its goal for the 100th anniversary that of being a “Leading global company in Asia combining comfort and eco-friendliness.” As the first stage of efforts, Panasonic Electric Works will work on “Penetration into AC&I (Asia, China & India) as priority areas” and “Development of new growth businesses.” Specifically, in order to realize “Penetration into AC&I as priority areas,” Panasonic Electric Works aims to expand business vigorously in the high-volume segments in those areas, as well as to promote ongoing efforts to develop products dovetailing with local needs, which efforts can be carried out independently within each area, and aims to strengthen the competitiveness of its products, to expand and improve production sites and to reorganize its sales operation structure. Moreover, in order to realize the “Development of new growth businesses,” Panasonic Electric Works intends to create new value and to promote the development of new growth businesses by formidably leading in the new markets, represented by the LED Lighting Products Business and the Energy Management Business through its mobilization of the strengths of the Panasonic Electric Works group: the ability to come up with creative ideas and suggestions required to realize “comfort,” and the technological ability required to realize “eco-friendliness.”

Although Panasonic and Panasonic Electric Works have already shared a management strategy as group companies and have implemented various measures, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential.

In such circumstances, taking the proposal of Panasonic as an opportunity, Panasonic and Panasonic Electric Works have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, Panasonic and Panasonic Electric Works came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making Panasonic Electric Works a wholly-owned subsidiary of Panasonic through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of Panasonic Electric Works but also to expand the corporate value of the entire Panasonic Group. Along with such discussions and considerations, Panasonic has been discussing and considering with SANYO, and has also come to the conclusion that making SANYO a wholly-owned subsidiary of Panasonic is highly beneficial not only to expand the corporate value of SANYO but also to expand the corporate value of the entire Panasonic Group.

Furthermore, the three companies - Panasonic, Panasonic Electric Works and SANYO - resolved, at their respective Board of Directors meetings held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of Panasonic Electric Works and SANYO in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisition of All Shares of the Subsidiaries”) by around April, 2011 and released the “Announcement of the Agreement toward Panasonic’s Acquisition of All Shares of Panasonic Electric Works and SANYO.”

In future, Panasonic, Panasonic Electric Works and SANYO will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to (i) maximize value creation by strengthening contacts with customers, (ii) realize speedy and lean management, and (iii) accelerate growth businesses by boldly shifting management resources.

Furthermore, in order to realize these objectives, the Panasonic Group’s business organization is scheduled to be restructured by around January 2012. From the perspective of “maximization of customer value,” the basic policy of such restructuring is to integrate and reorganize the business and marketing divisions of the three companies into three business sectors: “Consumer,” “Components and Devices” and “Solutions,” and to design optimal business models that are most suitable for the character of each business. Panasonic will make efforts to establish a business organization under which it can effectively compete against global competitors in each business and in each industry.

The direction of the reorganization of each business sector will be as follows:

- Consumer business sector:

The Panasonic Group will reorganize its marketing function on a global basis. Under the reorganization, the Panasonic Group will enhance the function of its frontline business and accelerate the creation of customer-oriented products. Also, the Panasonic Group will work to strengthen, among others, its overseas consumer business by strategically distributing its marketing resources in Japan and overseas.

- Components and Devices business sector:

The Panasonic Group will strengthen the cooperation among the development, production and sales functions for each component and device having a common business model. By combining marketing and technology, the Panasonic Group will strengthen its “proposal”-style business, which foresees the potential needs of customers and aim to expand the business as an independent business that does not rely on internal needs. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strengths of SANYO, such as its rechargeable batteries business and solar business, as well as its customer network.

- Solutions business sector:

The Panasonic Group will unify the development, production and sales functions for each solution for business customers. The Panasonic Group aims to offer the most suitable products, services and solutions as quickly as possible, grasping customers’ needs in as timely a fashion as possible. In addition, the “comprehensive solutions for the entire home, the entire building and the entire town” that encompass these solutions will be accelerated. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strength and customer network of Panasonic Electric Works.

In addition to the reorganization, the head office will aim for a “lean and speedy” global head office by strengthening its strategic functions, while integrating and streamlining the three companies’ organizations.

The details of the reorganization will be announced as soon as they are determined.

Further, together with this reorganization, Panasonic Group will consider integrating “SANYO” brands, in principle, into “Panasonic” in the future. However, “SANYO” will continue to be partially utilized, depending on the particular business or region.

Panasonic believes that the Acquisitions of All Shares of the Subsidiaries and business reorganization mentioned above will promote the integration of the three companies’ advantages and the “proposal” capabilities for “comprehensive solutions,” and will enable a rapid increase in global competitiveness especially in the “energy systems,” “heating/refrigeration/air conditioning” and “network AV” business, which are indicated in the GT12 as core businesses to lead sales and profits of the entire group companies. Also, in each business such as “healthcare,” “security,” and “LED,” which is positioned as the “key business for the next generation”, Panasonic will make efforts to accelerate the growth of such business by combining the capacities of the three companies for research and development as well as market development.

Additionally, Panasonic intends to realize further reinforcement of management structure and cost competitiveness through business integration and unification of the business sites of the three companies, and through optimizing and streamlining the head office organization.

Through these measures, Panasonic aims to ensure the achievement of the targets of the midterm management plan, GT12, which Panasonic announced on May 7, 2010: “10 trillion yen in sales, 5 percent or more in operating profit to sales ratio, 10 percent in ROE, a three-year accumulative total of over 800 billion yen in free cash flow, and 50 million ton reduction in CO2 emissions compared to the estimated amount of emissions (using the fiscal year ended March 2006 as the base)” targeted for the fiscal year ending March 2013, and further aims to exceed these targets.

2.	Outline of the Share Exchange

(1) Schedule for the Share Exchange

Date on which the execution of the Share Exchange Agreement is resolved at the Board of Directors meeting (Panasonic and Panasonic Electric Works, respectively)	Tuesday, December 21, 2010

Date on which the Share Exchange Agreement is executed (Panasonic and Panasonic Electric Works, respectively)	Tuesday, December 21, 2010

Date on which the public notice of the record date for the extraordinary general meeting of shareholders will be given (Panasonic Electric Works)	Wednesday, December 22, 2010 (scheduled)

Record date for the extraordinary general meeting of shareholders (Panasonic Electric Works)	Wednesday, January 12, 2011 (scheduled)

Date on which the extraordinary general meeting of shareholders to approve the Share Exchange Agreement will be held (Panasonic Electric Works)	Wednesday, March 2, 2011 (scheduled)

Last trading date (Panasonic Electric Works)	Monday, March 28, 2011 (scheduled)

Delisting date (Panasonic Electric Works)	Tuesday, March 29, 2011 (scheduled)

Scheduled date of the Share Exchange (effective date)	Friday, April 1, 2011 (scheduled)

(Note 1)	Panasonic will implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of shareholders.

(Note 2)	The scheduled date of the Share Exchange (effective date) may be subject to change upon the agreement between Panasonic and Panasonic Electric Works.

(2) Method of the Share Exchange

In the Share Exchange, Panasonic shall become the wholly-owning parent company in share exchange and Panasonic Electric Works shall become the wholly-owned subsidiary in share exchange. Panasonic plans to implement the Share Exchange in the form of a summary share exchange pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval by resolution of the general meeting of shareholders. Panasonic Electric Works plans to implement the Share Exchange after the Share Exchange Agreement is approved by resolution of the extraordinary general meeting of shareholders that is scheduled to be held on March 2, 2011.

(3) Allotment in the Share Exchange

Company name	Panasonic Corporation (wholly-owning parent company in share exchange)	Panasonic Electric Works Co., Ltd. (wholly-owned subsidiary in share exchange)
Contents of allotment in the Share Exchange	1	0.925

Number of shares to be delivered upon the Share Exchange	Common shares: 109,549,152 shares (scheduled)

(Note 1)	Share allotment ratio

0.925 shares of Panasonic will be allotted and delivered in exchange for each share of Panasonic Electric Works; provided, however, that no shares will be allotted in the Share Exchange for the shares of Panasonic Electric Works held by Panasonic (621,037,219 shares as of today).

(Note 2)	Number of shares to be delivered upon the Share Exchange

Upon the Share Exchange, Panasonic shall deliver the number of shares of Panasonic calculated by multiplying the total number of shares of Panasonic Electric Works held by the shareholders of Panasonic Electric Works (excluding Panasonic) at the time immediately preceding the time Panasonic acquires all shares of Panasonic Electric Works (excluding shares of Panasonic Electric Works held by Panasonic) through the Share Exchange (the “Base Time”) by 0.925 to such shareholders of Panasonic Electric Works in exchange for the shares of Panasonic Electric Works held by such shareholders. In accordance with a resolution of the meeting of the Board of Directors of Panasonic Electric Works that will be held by the day immediately preceding the effective date of the Share Exchange, Panasonic Electric Works will cancel, by the Base Time, all of its treasury shares held by Panasonic Electric Works and those to be held by Panasonic Electric Works by the Base Time (including the treasury shares to be acquired through the share purchase in response to the exercise of the dissenters’ appraisal right stipulated in Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange).

Moreover, all of the shares to be delivered by Panasonic are scheduled to be sourced from the treasury shares held by Panasonic, and Panasonic does not plan to issue new shares upon the allotment in the Share Exchange. In addition, the number of shares to be delivered by Panasonic may be subject to change in the future due to reasons such as the cancellation of the treasury shares by Panasonic Electric Works.

(Note 3)

Treatment of shares constituting less than one unit (tangen miman kabushiki)

The shareholders who will hold shares of Panasonic constituting less than one unit upon the Share Exchange will be entitled to use the following systems concerning shares of Panasonic. Shareholders cannot sell shares constituting less than one unit in the financial instruments exchange market.

(i)	Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Panasonic constituting less than one unit may purchase from Panasonic the number of shares that will achieve a total of one unit (tangen) together with the number of shares constituting less than one unit held by such shareholder.

(ii)	Purchase (kaitori) by Panasonic of shares constituting less than one unit (sale by a shareholder of shares constituting less than one unit)

A system whereby holders of shares of Panasonic constituting less than one unit may request Panasonic to purchase the shares constituting less than one unit held by such shareholder.

(Note 4)

Treatment of any fractions of less than one share

With respect to the shareholders of Panasonic Electric Works who will receive the allotment of shares including fractions of less than one share of Panasonic upon the Share Exchange, Panasonic will pay cash to each of such shareholders in proportion to the value of such fractions of less than one share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4) Treatment of share options and bonds with share options in relation to the Share Exchange

Not applicable

3.	Basis for Calculation of the Allotment Concerning the Share Exchange

(1) Basis of Calculation

In order to ensure the fairness and the appropriateness of the share allotment ratio described in 2.(3) “Allotment in the Share Exchange” above (the “Share Exchange Ratio”), Panasonic and Panasonic Electric Works, respectively and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. Panasonic appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as the third-party valuation institution, and Panasonic Electric Works appointed Daiwa Securities Capital Markets Co. Ltd. (“Daiwa Securities Capital Markets”), as the third-party valuation institution.

In the valuation of Panasonic, as shares of Panasonic are listed on the financial instruments exchange and a market share price exists, Nomura Securities adopted the average market price analysis for calculation (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of Panasonic on the first section of the Tokyo Stock Exchange).

In the valuation of Panasonic Electric Works, as shares of Panasonic Electric Works are listed on the financial instruments exchange and a market share price exists, the average market price analysis (in consideration of various conditions, with December 20, 2010, which is the calculation base date, being the base date, the analysis was based on the respective average closing share prices for the period from October 8, 2010 (the business day immediately following the day on which Panasonic released the press release titled “Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings”) to the calculation base date; the period from November 1, 2010 (the business day immediately following the day on which Panasonic released its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2011”) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the 5 business days from December 14, 2010 to the calculation base date; and the closing share price on the base date of the shares of Panasonic Electric Works on the first section of the Tokyo Stock Exchange) was adopted for calculation. In addition, as there are several comparable listed companies for which comparison to Panasonic Electric Works is possible, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for the calculation.

The following shows the assessment ranges when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Average market price analysis	0.909-0.942

Comparable company analysis	0.363-0.904

DCF Analysis	0.939-1.227

Analyzing the facts, various conditions and the results of the Tender Offer conducted prior to the Share Exchange, Nomura Securities submitted to Panasonic the written opinion (fairness opinion) dated December 21, 2010, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

On the other hand, in the valuation of Panasonic and Panasonic Electric Works, Daiwa Securities Capital Markets, after analyzing the facts, various conditions, results, etc. of the Tender Offer that was conducted prior to the Share Exchange, adopted the market price analysis for calculation (in consideration of various conditions, with December 20, 2010 being the calculation base date, the analysis was based on the respective average closing share prices for the period from July 30, 2010 (the business day immediately following the announcement day of the Tender Offer) to the calculation base date; the period from October 8, 2010 (the business day immediately following the day on which the result of the Tender Offer was announced) to the calculation base date; the most recent 1 month-period from November 22, 2010 to the calculation base date; the period from December 1, 2010 (the business day immediately following the day on which SANYO released the press release titled “Amendments to the Purchase Agreement regarding the Transfer of Stock and Loan Receivables of Subsidiary (SANYO Semiconductor Co., Ltd.)”) to the calculation base date; and the 5 business days from December 14, 2010 to the calculation base date of the shares of Panasonic and Panasonic Electric Works on the first section of the Tokyo Stock Exchange), as shares of both companies are listed on the financial instruments exchange and a market share price exists. In addition, as there are several listed companies with businesses similar to each of the companies and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for the calculation. Furthermore, in order to take into account the state of future business operations in the assessment, the DCF Analysis was adopted for the calculation. The profit planning of Panasonic Electric Works, which was used as the premise of the DCF analysis by Daiwa Securities Capital Markets, is based on the profit planning that had been used as the premise of the calculation at the time of the Tender Offer.

The following shows the assessment ranges when the share value per share of Panasonic is set at 1.

Assessment method	Calculation results of share exchange ratio
Market price analysis	0.910-0.954

Comparable company analysis	0.689-0.913

DCF Analysis	0.660-0.872

As described in 3.(5) “Measures to Ensure the Fairness” below, Panasonic Electric Works received the written opinion (fairness opinion) from Daiwa Securities Capital Markets on December 21, 2010, stating that the Share Exchange Ratio is fair from a financial point of view to the holders of Panasonic Electric Works shares other than the controlling shareholders, etc. of Panasonic Electric Works (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange and Article 436-3 of the Ordinance for Enforcement of the same).

(2) Process of Calculation

Panasonic and Panasonic Electric Works have referred to and carefully reviewed the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions , and continuously negotiated and consulted with each other on the valuation of shares of Panasonic Electric Works based on the same price as the purchase price of the Tender Offer, taking into account various conditions and results of the Tender Offer conducted prior to the Share Exchange, market share price level of shares of Panasonic and other various factors. As a result, Panasonic and Panasonic Electric Works came to a decision that the Share Exchange Ratio is proper and does not undermine the interests of their respective shareholders. Therefore, Panasonic and Panasonic Electric Works executed the share exchange agreement between themselves based on the resolutions of the Board of Directors meetings of Panasonic and Panasonic Electric Works held today with respect to the implementation of the Share Exchange based on the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, the Share Exchange Ratio may be subject to change upon the consultation between Panasonic and Panasonic Electric Works in the case of any material changes to the conditions that form the basis of the calculation.

(3) Relationship with Valuation Institution

All of Nomura Securities, which is acting as a third-party valuation institution of Panasonic, and Daiwa Securities Capital Markets, which is acting as a third-party valuation institution of Panasonic Electric Works, are valuation institutions independent of Panasonic and Panasonic Electric Works, are not related parties, and do not have any material interest to be noted in connection with the Share Exchange.

(4) Prospects for Delisting and Reasons Therefore

Upon the Share Exchange, Panasonic Electric Works will become the wholly-owned subsidiary of Panasonic on the effective date (scheduled to be April 1, 2011), and shares of Panasonic Electric Works will be delisted as of March 29, 2011 (the last trading date will be March 28, 2011). After the delisting, it will be impossible to trade shares of Panasonic Electric Works on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Even after the delisting of shares of Panasonic Electric Works, shares of Panasonic that will be allotted to each of the shareholders of Panasonic Electric Works upon the Share Exchange will remain listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and they will be tradable on the financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, Panasonic and Panasonic Electric Works believe that for each shareholder of Panasonic Electric Works who holds not less than 109 shares of Panasonic Electric Works and will receive, upon the Share Exchange, an allotment of not less than 100 shares of Panasonic, which is the number of shares constituting one unit of Panasonic, liquidity of shares will continue to be provided.

On the other hand, each shareholder of Panasonic Electric Works who holds less than 109 shares of Panasonic Electric Works will receive the allotment of shares of Panasonic in the number less than 100 shares, which is the number of shares constituting one unit of Panasonic. Although shareholders cannot sell such shares constituting less than one unit on the financial instruments exchange markets, each shareholder who will hold shares constituting less than one unit may request Panasonic to purchase the shares constituting less than one unit held by such shareholder. In addition, such shareholders may purchase from Panasonic the number of shares that will achieve a total of one unit together with the number of shares constituting less than one unit held by themselves. For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one unit” in 2. (3) above. For the details of the treatment of any fractions in the case where the number of shares of Panasonic to be delivered upon the Share Exchange includes any fractions of less than one share, see (Note 4) “Treatment of any fractions of less than one share” in 2. (3) above.

(5) Measures to Ensure Fairness

Since Panasonic already owns 82.69% of the number of issued shares of Panasonic Electric Works, in implementing the Share Exchange, it requested Nomura Securities, acting as a third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange. Referring to such calculation results, Panasonic negotiated and consulted with Panasonic Electric Works, and resolved to implement the Share Exchange based on the share exchange ratio at the Board of Directors meeting held today.

Panasonic received the written opinion (fairness opinion) dated December 21, 2010, from Nomura Securities, stating that the Share Exchange Ratio is proper for Panasonic from a financial viewpoint.

On the other hand, Panasonic Electric Works, in implementing the Share Exchange, requested Daiwa Securities Capital Markets, acting as a third-party valuation institution, to calculate the Share Exchange Ratio in order to ensure the fairness of the Share Exchange Ratio in the Share Exchange. Referring to such calculation results, Panasonic Electric Works negotiated and consulted with Panasonic, and resolved to implement the Share Exchange based on the Share Exchange Ratio at the Board of Directors meeting held today.

Panasonic Electric Works received a share exchange ratio calculation report dated December 21 from Daiwa Securities Capital Markets, which was subject to certain assumptions and reservations. In addition, on December 21, 2010, as an opinion that shows the view that the Share Exchange Ratio is not disadvantageous to the minority shareholders, the Board of Directors of Panasonic Electric Works received from Daiwa Securities Capital Market a written opinion (fairness opinion) that, subject to certain assumptions and reservations, the Share Exchange Ratio is fair from a financial point of view to the holders of Panasonic Electric Works shares other than the controlling shareholders, etc. of Panasonic Electric Works (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange and Article 436-3 of the Ordinance for Enforcement of the same).

Panasonic Electric Works selected Kikkawa Law Offices as its legal advisor, and received legal advice on methods, processes, etc. of making decisions by the Board of Directors including various procedures for the Share Exchange from the legal advisor.

(6) Measures to Avoid Conflicts of Interest

In light of the above-mentioned share exchange ratio calculation report and written opinion (fairness opinion) provided by Daiwa Securities Capital Markets, and the above-mentioned legal advice, etc. given by Kikkawa Law Offices, Panasonic Electric Works carefully reviewed the terms and conditions regarding the Share Exchange at the Board of Directors’ meeting held today. As a result, Panasonic Electric Works has judged that (i) the Share Exchange would contribute to enhance corporate value of Panasonic Electric Works and (ii) the terms and conditions of the Share Exchange were reasonable, and the resolution to execute the Share Exchange Agreement was passed unanimously by all directors participating in the resolution of the meeting. In addition, all corporate auditors participating in such deliberation opined that they had no objections to the execution of the Share Exchange Agreement by the Board of Directors of Panasonic Electric Works.

Among the 15 directors of Panasonic Electric Works (including 2 outside directors), Mr. Koshi Kitadai, an outside director, also serves as a corporate advisor of Panasonic. Therefore, in order to prevent conflict of interests, he has not participated in any deliberations or resolutions regarding the Share Exchange held by the Board of Directors of Panasonic Electric Works, nor has he participated in any negotiations or discussions with Panasonic on behalf of Panasonic Electric Works. In addition, among the 4 corporate auditors of Panasonic Electric Works (including 2 outside corporate auditors), Mr. Yutaka Maehashi, an outside corporate auditor, also serves as an employee of Panasonic. Therefore, in order to prevent conflict of interests, he has not participated in any deliberations regarding the Share Exchange held by the Board of Directors of Panasonic Electric Works.

4.	Outline of the Parties Involved in the Share Exchange

		Wholly-owning parent company in the share exchange		Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Panasonic Corporation		Panasonic Electric Works Co., Ltd.

(2)	Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		1048, Oaza Kadoma Kadoma City, Osaka, Japan

(3)	Name and title of representative	President Fumio Ohtsubo		President and Representative Director Shusaku Nagae

(4)	Description of business	The manufacture and sale of electric and electronic equipments, etc.		The manufacture and sale of electrical and electronic equipments, etc.

(5)	Paid-in capital	258,740 million yen		148,513 million yen

(6)	Date established	December 15, 1935		December 15, 1935

(7)	Number of shares issued	2,453,053,497 shares		751,074,788 shares

(8)	Fiscal year end	End of March		End of March

(9)	Number of employees	385,243 (consolidated)		58,471 (consolidated)

(10)	Major business partners	Companies, etc. domestically and abroad		Companies, etc. domestically and abroad

(11)	Main financing bank	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation Resona Bank, Limited. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	5.15%	Panasonic Corporation	51.00%
		Japan Trustee Services Bank, Ltd. (trust account)	4.50%	Japan Trustee Services Bank, Ltd. (trust account)	2.64%
		MOXLEY AND COMPANY	3.96%	Daiwa Securities Capital Markets Co. Ltd.	1.96%
		Nippon Life Insurance Company	2.73%	The Master Trust Bank of Japan, Ltd. (trust account)	1.78%
		Sumitomo Mitsui Banking Corporation	2.32%	Panasonic Electric Works Employees’ Shareholding Association	1.60%
(13)	Relationships between the parties

Capital relationship	Panasonic owns 621,037,219 shares (82.69%) of the number of issued shares of Panasonic Electric Works (751,074,788 shares) as of today.

Personnel relationship	1 corporate advisor and 1 employee of Panasonic assume office, respectively, as an outside director and as an outside corporate auditor of Panasonic Electric Works.

Transaction relationship	Panasonic conducts sales and purchase transactions of finished products, merchandise, material, etc. with Panasonic Electric Works.

Status as a related party	Panasonic Electric Works is Panasonic’s consolidated subsidiary, and therefore, Panasonic Electric Works is a related party of Panasonic.

(14) Operational results and financial conditions for the recent 3 years
Fiscal year ended	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)			Panasonic Electric Works Co., Ltd. (Consolidated, Japan G.A.A.P.)
	March 2008	March 2009	March 2010	March 2008	March 2009	March 2010
Net assets	4,256,949	3,212,581	3,679,773	734,709	685,607	685,720
Total assets	7,443,614	6,403,316	8,358,057	1,151,917	1,076,746	1,120,932
Shareholders’ equity per share (yen)	1,781.11	1,344.50	1,348.63	934.87	869.47	871.23
Net sales	9,068,928	7,765,507	7,417,980	1,719,612	1,597,807	1,457,486
Operating profit	519,481	72,873	190,453	83,923	31,851	35,866
Ordinary income	—	—	—	83,472	31,266	36,665
Net income (loss) attributable to the company	281,877	(378,961)	(103,465)	45,450	(13,845)	8,553
Net income (loss) attributable to the company per share (yen)	132.90	(182.25)	(49.97)	61.44	(18.72)	11.56
Dividend per share (yen)	35.00	30.00	10.00	25.00	18.75	12.50

(Note 1)	As of September 30, 2010, unless otherwise specified.

(Note 2)	In millions of yen, unless otherwise specified.

(Note 3)	The item “Ordinary income” is omitted since it does not exist under the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.), which have been adopted by Panasonic.

(Note 4)	As for Panasonic Electric Works, the amount of “Net assets per share” is stated instead of “Shareholders’ equity per share.”

5.	Status after the Share Exchange

Wholly-owning parent company in the share exchange
(1) Corporate name	Panasonic Corporation

(2) Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan

(3) Name and title of representative	President Fumio Ohtsubo

(4) Description of business	The manufacture and sale of electric and electronic equipments, etc.

(5) Paid-in capital	258,740 million yen

(6) Fiscal year end	End of March

(7) Net assets	Not determined at present

(8) Total assets	Not determined at present

6.	Outline of Accounting Treatment

With respect to Panasonic, the Share Exchange is expected to be treated as a capital transaction in accordance with U.S. G.A.A.P., and goodwill is not expected to arise.

7.	Future Outlook

The impact of the Share Exchange on the operating results of both Panasonic and Panasonic Electric Works is expected to be minor, since Panasonic Electric Works is already a consolidated subsidiary of Panasonic.

8.	Matters regarding Transaction, Etc. with Controlling Shareholders

Since Panasonic owns 82.69% of the total number of issued shares of Panasonic Electric Works, the Share Exchange constitutes a transaction etc. with the Controlling Shareholder conducted by Panasonic Electric Works.

The compliance of the Share Exchange with the descriptions in “4. Other Special Circumstances that may Have a Material Impact on Corporate Governance” presented in the Corporate Governance Report disclosed by Panasonic Electric Works on July 20, 2010 (the “Corporate Governance Report”) is as follows:

As described in 3.(5) “Measures to Ensure Fairness” and 3.(6) “Measures to Avoid Conflicts of Interest” above, Panasonic Electric Works has taken certain measures to ensure the fairness of share exchange rate in the Share Exchange and to avoid conflicts of interest, and believes that such measures conform to the descriptions in the Corporate Governance Report.

In addition, on December 21, 2010, as an opinion that shows the view that the Share Exchange Ratio is not disadvantageous to the minority shareholders, the Board of Directors of Panasonic Electric Works received from Daiwa Securities Capital Markets a written opinion (fairness opinion) stating that, subject to certain assumptions and reservations, the Share Exchange Ratio is fair from a financial point of view to the holders of Panasonic Electric Works shares other than the controlling shareholders, etc. of Panasonic Electric Works (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange and Article 436-3 of the Ordinance for Enforcement of the same).

Furthermore, the statement concerning protection of minority shareholders in conducting transactions with the controlling shareholder as indicated in “Measures for Protection of Minority Shareholders in Conducting Transactions with the Controlling Shareholder” in “4. Other Special Circumstances that may Have a Material Impact on Corporate Governance,” in the Corporate Governance Report, is disclosed as follows:

“The Company has prevented transactions that benefit the parent company and cause damages to the Company and eventually, its minority shareholders by seeking opinions of outside directors and outside corporate auditors other than those coming from the parent company, among other means, in order to make management decisions independently as a listed company and to enhance objectivity of such decisions.”

End

(Reference) Forecast of Consolidated Financial Results for Current Fiscal Year and Consolidated Financial Results for Previous Fiscal Year

Panasonic (forecast of consolidated financial results for the current fiscal year as of July 29, 2010)

(in millions of yen)

	Net sales	Operating profit	Income (loss) before income taxes	Net income (loss) attributable to Panasonic Corporation
Forecast of financial results for current fiscal year (fiscal year ending March 2011)	8,900,000	310,000	210,000	85,000
Financial results for previous fiscal year (fiscal year ended March 2010)	7,417,980	190,453	(29,315)	(103,465)

Panasonic Electric Works (forecast of consolidated financial results for the current fiscal year as of July 23, 2010)

(in millions of yen)

	Net sales	Operating profit	Ordinary income	Net income
Forecast of financial results for current fiscal year (fiscal year ending March 2011)	1,510,000	60,000	58,000	23,000
Financial results for previous fiscal year (fiscal year ended March 2010)	1,457,486	35,866	36,665	8,553

(Notice Regarding Registration on Form F-4)

Panasonic Corporation has filed a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with each of the proposed share exchange between Panasonic Corporation and SANYO Electric Co., Ltd. (the “SANYO Share Exchange”) and between Panasonic Corporation and Panasonic Electric Works Co., Ltd. (the “PEW Share Exchange”). The Form F-4 for each of the SANYO Share Exchange and the PEW Share Exchange contains a prospectus and other documents. If each Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (SANYO Electric Co., Ltd. or Panasonic Electric Works Co., Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus contain important information about the subject company and Panasonic Corporation, the relevant share exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that have been filed and may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501, Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

Email: irinfo@gg.jp.panasonic.com

URL: http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

# # #